UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission File No.: 001-04171

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:
Kellogg Company Savings and Investment Plan

B.	NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:
Kellogg Company
One Kellogg Square
Battle Creek, MI 49016

Kellogg Company
Savings and Investment Plan
Financial Statements and Supplemental Schedule
December 31, 2022 and 2021

Kellogg Company
Savings and Investment Plan
Index

Page(s)

Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Net Assets Available for Benefits
December 31, 2022 and 2021	4

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2022 and 2021	5

Notes to Financial Statements
December 31, 2022 and 2021	6 - 19

Supplemental Schedule

Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2022	20

Signature Page	21

Exhibit Index - Consent of Independent Registered Public Accounting Firm	22-23
Note:    Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To Plan Participants and ERISA Finance Committee of
Kellogg Company Savings and Investment Plan
Battle Creek, Michigan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Kellogg Company Savings and Investment Plan (the “Plan”) as of December 31, 2022 and 2021, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying schedule H, Line 4i – Schedule of Assets (held at end of year) as of December 31, 2022, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

We have served as the Plan’s auditor since 2016.
Grand Rapids, Michigan
June 14, 2023

Kellogg Company
Savings and Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2022 and 2021

	2022	2021
Assets
Plan's interest in Master Trust at fair value	$1,378,494,912	$1,771,350,826
Plan's interest in Master Trust at contract value	219,356,945	225,640,417
Receivable for plan merger	—	7,921,703
Self directed brokerage accounts at fair value	26,093,881	26,709,438
Notes receivable from participants	18,774,938	18,495,945
Total assets	1,642,720,676	2,050,118,329
Liabilities
Accrued administrative and trustee fees	168,377	459,294
Total liabilities	168,377	459,294
Net assets available for benefits	$1,642,552,299	$2,049,659,035

The accompanying notes are an integral part of these financial statements.

Kellogg Company
Savings and Investment Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2022 and 2021

	2022	2021
Additions:
Contributions:
Employer	$46,508,253	$48,090,476
Participant	63,128,340	64,718,046
Rollovers from other qualified plans	21,184,979	10,388,013
Total contributions	130,821,572	123,196,535

Earnings/(losses) on investments:
Plan's interest in income/(loss) of Master Trust	(321,825,235)	246,269,523
Net appreciation/(depreciation) in fair value of Self directed brokerage accounts	(4,820,849)	638,610
Interest income on notes receivable from participants	870,525	908,359
Total additions	(194,953,987)	371,013,027

Deductions:
Participant withdrawals	(211,025,719)	(221,990,904)
Administrative and Trustee fees	(1,127,030)	(1,335,531)
Total deductions	(212,152,749)	(223,326,435)

Net increase/(decrease) prior to plan transfers	(407,106,736)	147,686,592

Net transfers into plan:	—	7,921,703

Net increase/(decrease) in assets available for benefits:	(407,106,736)	155,608,295

Net assets available for benefits:
Beginning of year	2,049,659,035	1,894,050,740
End of year	$1,642,552,299	$2,049,659,035

The accompanying notes are an integral part of these financial statements.

Kellogg Company
Savings and Investment Plan
Notes to Financial Statements
Years Ended December 31, 2022 and 2021

1.Summary of Significant Accounting Policies
Basis of Accounting
The Plan’s financial statements have been prepared in conformity with accounting principles generally accepted in the United States (GAAP). The accounts of the Plan are maintained on the accrual basis.
Investment Valuation and Income Recognition
The Plan’s investments are stated at estimated fair value, except for the Plan's interest in guaranteed investment contracts which are stated at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the market participants at the measurement date. See Note 6 for discussion.
The Plan’s interest in income/(loss) of the Kellogg Company Master Trust (Master Trust), which consists primarily of the realized gains or losses on the fair value of the Master Trust investments, dividend and interest income, and the unrealized appreciation/(depreciation) on those investments, is included in the Statements of Changes in Net Assets Available for Benefits.
An investment transaction is accounted for on the date the purchase or sale is executed. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis.
The net appreciation/(depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation/(depreciation) of investments held at year-end. Realized gains or losses from security transactions are reported on the average cost method.
Guaranteed Investment Contracts
The Master Trust invests in synthetic guaranteed investment contracts and a separate account insurance contract, for which GSAM Stable Value, LLC is the investment manager. The Master Trust enters into a contract with an issuer to receive a rate of return based on underlying investments. For the synthetic contracts, the Master Trust acquires, retains title to and holds the underlying investments in a separately identified custody account. The underlying investments typically include portfolios of fixed income securities or units of fixed income collective trusts. The rate of return is based on a formula described within the terms of the contract (the crediting rate). The incremental value (if any) of the contract itself is based on i) issuer ratings as determined by credit ratings, which are published by rating agencies and ii) the present value of the change in each contract’s replacement cost. At December 31, 2022 and 2021, the present value of contract replacement cost approximates current contract cost.
Contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the fully benefit responsive guaranteed investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value, as reported to the Plan by GSAM Stable Value, LLC, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Kellogg Company
Savings and Investment Plan
Notes to Financial Statements
Years Ended December 31, 2022 and 2021

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rate is based on a formula agreed upon with the issuers, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (3) the failure of the Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under the Employee Retirement Income Security Act of 1974 (ERISA). The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
Except for the above, the guaranteed investment contracts do not permit the contract issuers to terminate the agreement prior to the scheduled maturity date at an amount different from contract value.
Allocation of Net Investment Income/(Loss) to Participants
Net investment income/(loss) is allocated to participant accounts daily, in proportion to their respective account balances on that day.
Expenses of Administration
Expenses of administration are paid by the Plan and allocated to participants' accounts on a prorata basis.

Participant Withdrawals
Benefit payments to participants are recorded when paid.
Notes Receivable From Participants
Notes receivable from participants are recorded at net realizable value. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2022 or 2021. Loans determined to be uncollectible are deemed distributed and recorded as participant withdrawals.
Plan Merger
Effective December 31, 2021, Insurgent Brands LLC Retirement Plan (Insurgent Plan) was merged into the Plan. The assets of the Insurgent Plan were transferred on January 4, 2022. As a result of the merger, a receivable for the plan merger is recorded in the statement of net assets available for benefits as of December 31, 2021.

Risks and Uncertainties
The Plan provides for various investment options in several investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risks associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Kellogg Company
Savings and Investment Plan
Notes to Financial Statements
Years Ended December 31, 2022 and 2021

Contributions
Participant deferral contributions and related discretionary matching contributions are recognized in the plan year during which the Company makes the respective payroll deduction from the participant's compensation. Discretionary employer non-elective contributions, if any, are recognized in the plan year to which the participant's compensation relates.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of Net Assets Available for Benefits at the date of the financial statements and changes in Net Assets Available for Benefits during the reporting period. Actual results could differ from those estimates.

Trustees of the Master Trust and Self Directed Brokerage Account
Assets of the Plan, held within the Master Trust, are co-invested with the assets of other defined contribution plans sponsored by the Kellogg Company (the Company) in a commingled investment fund known as the Master Trust for which The Northern Trust Company is the trustee.

Effective January 8, 2021, a self directed brokerage account was established with Fidelity Investments. Fidelity Investments is the custodian of all funds held within the brokerage account. Due to these investments being held by a separate custodian, funds held within a participant's self directed brokerage account are presented as a separate plan investment on the Statement of Net Assets for Benefits. Investments earnings related to the self directed brokerage account are included in net appreciation/(depreciation) in fair value of self directed brokerage account.

Allocation of Net Investment in Master Trust
The Plan was established effective as of December 29, 1943. The Plan’s allocated share of the Master Trust net assets and investment activities is based upon the total of each individual participant’s share of the Master Trust. The Plan’s net interest in the Master Trust is equal to the net investment in the Master Trust held at The Northern Trust Company.
2.    Description of the Plan
The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions. The Kellogg Company Savings and Investment Plan (the Plan) operates as a qualified defined contribution plan with a 401(k) feature and was established under Section 401(a) of the Internal Revenue Code.
Plan Administration
The Plan is administered by the ERISA Finance Committee and the ERISA Administrative Committee appointed by Kellogg Company.
The ERISA Administrative Committee has appointed Fidelity Investments to provide recordkeeping and financial advisory services to the Plan and participants.

Kellogg Company
Savings and Investment Plan
Notes to Financial Statements
Years Ended December 31, 2022 and 2021

Plan Participation and Contributions
Generally, all salaried employees and non-union hourly employees of the Company and its U.S. subsidiaries, and certain union hourly employees covered by a collective bargaining agreement, are eligible to participate in the Plan on the date of hire. Certain locations are subject to auto enrollment and annual re-enrollment into the Plan. Annual re-enrollment will occur if the participant contributes less than 5% of their eligible wages. Participants may opt-out of the annual re-enrollment before January 31, of any given year.
Subject to limitations prescribed by the Internal Revenue Service, participants may elect to contribute from 1% to 50% of their annual wages.  Participants were eligible to defer up to $20,500 in 2022 and $19,500 in 2021.  Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions.
Contributions made by salaried and non-union hourly employees are matched by the Company at a 100% rate on the first 3% and a 50% rate on the next 2%. The full Company match is invested per the participant's fund selection. Union hourly employees covered by a collective bargaining agreement may have a different or no Company match.  Employee contributions are not matched by the Company until the participant has completed one year of service.

There are certain select unions who also receive a non-elective employer contribution; these unions may or may not also receive a Company match.  The contributions are determined based on a negotiated hourly rate and posted to participants’ account after each payroll cycle.

Employer contributions held in Kellogg Company common stock fund can be transferred by a participant at any time to any other investment fund available under the Plan, except for transfers prohibited under the Company's Insider Trading Policy.
In addition to the Company contributions described above, employees hired, rehired or who became eligible for the Plan on or after January 1, 2010 , who are not covered by a collective bargaining agreement and who are not eligible to participate in the Kellogg Company Pension Plan (KCPP) will receive a service-based, nonelective Company contribution (Retirement Contribution). In addition, those employees impacted by the freezing of the KCPP as of December 31, 2018, will also receive the Retirement Contribution. The Retirement Contribution is made each pay period, and is based on the employee’s years of service with the Company, as follows:
•3% of base pay for service up to 10 years
•    5% of base pay for service of 10 years up to 20 years
•    7% of base pay for service of 20 years or more
The Retirement Contribution begins on the eligible employee’s date of hire.
Participant Accounts
Plan participants may elect to invest the contributions and account balances for their accounts in various equity, bond, guaranteed investment contracts, fixed income funds or Kellogg Company stock or a combination thereof in multiples of one percent. Each participant’s account is credited with the participant’s contribution and (a) the Company’s contributions and (b) Plan earnings, and charged with an allocation of administrative and

Kellogg Company
Savings and Investment Plan
Notes to Financial Statements
Years Ended December 31, 2022 and 2021

trust expenses. Allocations are based on participant earnings or account balances, as defined.

Vesting
Participant account balances are fully vested with regards to participant contributions and the Company matching contributions. The Retirement Contribution will become fully vested upon completion of three years of service. At December 31, 2022 and 2021 forfeited nonvested balances totaled $1,063,447 and $965,352, respectively. Consistent with the Plan document, amounts forfeited in 2022 and 2021 were used to pay administrative expenses of the Plan and reduce future Retirement Contributions. In 2022 and 2021, Retirement Contributions were reduced by $1,000,000 and $0, from forfeited nonvested accounts, respectively.
Notes Receivable From Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participants may have only one loan outstanding at any time. Loan transactions are treated as transfers between the Loan Fund and the other funds. Loan terms range from 12 to 60 months, except for principal residence loans, which must be repaid within 15 years. Interest is paid at a constant rate equal to one percent over the prime rate in the month the loan begins. Interest rates on loans issued during year-ended December 31, 2022 and 2021 were 4.25%-8.0%, and 4.25%, respectively. Principal and interest are paid ratably through payroll deductions. Loans determined to be uncollectible are deemed distributed and recorded as participant withdrawals.
Participant Distributions
Participants may request an in-service withdrawal of all or a portion of certain types of contributions under standard in-service withdrawal rules. The withdrawal of any participant contributions which were not previously subject to income tax is restricted by Internal Revenue Service regulations.
Participants who terminate employment may remain in the Plan or receive payment of their account balances. If the account balance is $5,000 or less, the terminated participant will receive the account balance in a lump sum. Otherwise, a participant's account balances may be received in a lump sum or installment payments. For any investment in Kellogg Company common stock, the participant can elect to receive that portion of their distribution in shares.
Termination
While the Company has expressed no intentions to do so, the Plan may be terminated at any time. In the event of Plan termination, participants will become fully vested in their accounts. After payment of all expenses, at the discretion of the employer, each participant and each beneficiary of a deceased participant will either (a) receive their entire accrued benefit as soon as reasonably possible, provided that the employer does not maintain or establish another defined contribution plan as of the date of termination, or (b) have an annuity purchased through an insurance carrier on his behalf funded by the amount of his entire accrued benefit.

Kellogg Company
Savings and Investment Plan
Notes to Financial Statements
Years Ended December 31, 2022 and 2021

3.    Income Tax Status
The Plan administrator has received a favorable determination letter from the Internal Revenue Service dated June 16, 2017 regarding the Plan’s qualification under applicable income tax regulations. The Plan has been amended since receiving the determination letter. The Plan administrator believes the Plan is designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code and believes the Plan is qualified, and the related trust is tax-exempt.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

4.    Related Party Transactions
Certain investments held in the Master Trust are shares of Kellogg Company common stock and short term investment funds managed by The Northern Trust Company. The Northern Trust Company is the trustee as defined by the Plan and, therefore, these transactions, as well as participant loans, qualify as exempt party-in-interest transactions.
At December 31, 2022 and 2021, the Plan held $64,849,466 and $58,863,496 invested in Kellogg Company common stock through a unitized stock fund managed by the Trustee. Net purchases/(sales) of Kellogg Common stock was $5,985,970. The Plan held 911,577 units of employer stock as of December 31, 2022, and received $2,078,158 of dividends. As of December 31, 2021, the plan held 914,415 units of employer stock and received $2,177,067 of dividends.
The Northern Trust Company charges an asset based fee and a flat account based fee which are paid to the trustee as compensation for services performed under the Master Trust agreement.
Fees paid during 2022 and 2021 for management and other services rendered by parties-in-interest were based on comparable rates for such services. The majority of such fees were paid by the Plan. An immaterial portion was returned to the Plan based on revenue sharing arrangements. The revenue sharing amounts received are used to pay the Plan’s administrative expenses.
5.    Reconciliation of Financial Statements to Form 5500
    The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2022 and 2021 to Form 5500.

	2022	2021
Net assets available for benefits per the financial statements	$1,642,552,299	$2,049,659,035
Adjustment from contract value to fair value for interest in Master Trust related to fully benefit-responsive investment contracts	(15,471,551)	5,199,973
Net assets available for benefits per the Form 5500	$1,627,080,748	$2,054,859,008

Kellogg Company
Savings and Investment Plan
Notes to Financial Statements
Years Ended December 31, 2022 and 2021

The following is a reconciliation of the Plan’s interest in income/(loss) of Master Trust per the financial statements for the years ended December 31, 2022 and 2021 to Form 5500.

	2022	2021
Plan's interest in income/(loss) of Master Trust per the financial statements	$(321,825,235)	$246,269,523
Less:
Trustee, administrative and financial advisory fees	(1,127,030)	(1,335,531)
Change in adjustment from contract value to fair value for interest in Master Trust related to fully benefit-responsive investment contracts	(20,671,524)	(6,971,503)
Investment gain/(loss) from Master Trust investment accounts per the Form 5500	$(343,623,789)	$237,962,489
6.    Fair Value Measurements
The Plan’s assets are categorized using a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:
Level 1    Inputs to the valuation methodology are unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
Level 2     Inputs to the valuation methodology include:
•    Quoted prices for similar assets or liabilities in active markets;
•    Quoted prices for identical or similar assets or liabilities in inactive markets;
•    Inputs other than quoted prices that are observable for the asset or liability; and
•    Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3    Inputs to the valuation methodology are prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Following is a description of the valuation methodologies used for assets measured at fair value.

Kellogg Company
Savings and Investment Plan
Notes to Financial Statements
Years Ended December 31, 2022 and 2021

•    Money market funds: Valued at the net asset value (NAV) of shares held by the Master Trust at year end using the fair value of underlying investments. The underlying investments of the short-term investment collective trust are high-quality money market instruments with short term maturities. Redemptions are allowed on every business day.
•    Common stocks: Effective January 8, 2021, the Kellogg Company Stock Fund (the Fund) is tracked on a unitized basis. At December 31, 2022, the Fund consists of common stock of Kellogg Company and funds that are held in the Northern Trust/Goldman Sachs Short Term Investment Fund that are sufficient to meet the Fund's daily needs. Unitization of the Fund allows for daily trades. The value of a unit reflects the combined market value of the common stock and the Northern Trust & Goldman Sachs Short Term Investment Fund held by the Fund. As of December 31, 2022, 1,447,229 units were held in the Master Trust at $71.14 per unit. As of December 31, 2021, 1,465,796 units were held in the Master Trust at $64.37 per unit.
•    Mutual funds: Shares of mutual funds are valued at quoted market prices on a nationally recognized security exchange, which represent the net asset values of shares held by the Master Trust at year end.
•    Commingled/Collective trusts (CCT): Collective trusts are valued based upon the NAV of units held by the Master Trust at year end using the fair value of underlying investments. These investments represent fixed income, equity securities, international equity, domestic equity and U.S. debt securities. The CCT is valued at net asset value (NAV) of units held as reported by the manager of the collective trust fund. The NAV is used as a practical expedient to estimate fair value. This practical expedient is not used when it is determined to be probable that the CCT will sell the investment for an amount different than the reported NAV.
•    Separately managed fund: The separately managed fund is specifically designed for the Master Trust. The Master Trust owns units in the underlying investments of the fund, which consist of equity securities. Equity securities are valued at the closing price reported on the active market on which the individual securities are traded.
•    Self directed brokerage accounts: Underlying investments consist of common stocks, preferred stocks, bonds, mutual funds, and certificate of deposits which are valued at the closing price reported on the active market on which the individual securities are traded.

Kellogg Company
Savings and Investment Plan
Notes to Financial Statements
Years Ended December 31, 2022 and 2021

The following table presents a summary of the Master Trust investments in certain entities that calculate NAV per share as of December 31, 2022 and 2021:

Investments at NAV as a practical expedient as of December 31, 2022
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
BlackRock Equity Index J Lending	$330,962,150	—	Daily	None
T. Rowe Price Growth Stock Trust	135,800,376	—	Daily	None
BlackRock US Debt Index M Lending	80,763,635	—	Daily	None
BlackRock MSCI ACWI ex-US M Lending	104,243,403	—	Daily	None
BlackRock Russell 2500 Index M Lending	56,844,909	—	Daily	None
Capital Group Europacific Growth Trust (US) CL U2	76,095,514	—	Daily	None
NT/Goldman Sachs Collective Short Term Investment Fund	7,363,060	—	Daily	None
Allspring Discovery SMID Cap Growth CIT	59,034,067	—	Daily	None
Capital Group 2010 Target Date Retirement Trust	5,748,087	—	Daily	None
Capital Group 2015 Target Date Retirement Trust	6,410,337	—	Daily	None
Capital Group 2020 Target Date Retirement Trust	25,028,392	—	Daily	None
Capital Group 2025 Target Date Retirement Trust	52,868,106	—	Daily	None
Capital Group 2030 Target Date Retirement Trust	71,479,273	—	Daily	None
Capital Group 2035 Target Date Retirement Trust	74,112,960	—	Daily	None
Capital Group 2040 Target Date Retirement Trust	65,038,926	—	Daily	None
Capital Group 2045 Target Date Retirement Trust	51,291,996	—	Daily	None
Capital Group 2050 Target Date Retirement Trust	37,068,850	—	Daily	None
Capital Group 2055 Target Date Retirement Trust	23,918,393	—	Daily	None
Capital Group 2060 Target Date Retirement Trust	9,553,040	—	Daily	None
Capital Group 2065 Target Date Retirement Trust	2,982,269	—	Daily	None
Total Investments at NAV as a practical expedient	$1,276,607,743	$—

Kellogg Company
Savings and Investment Plan
Notes to Financial Statements
Years Ended December 31, 2022 and 2021

Investments at NAV as a practical expedient as of December 31, 2021
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
BlackRock Equity Index J Lending	$402,668,244	$—	Daily	None
T. Rowe Price Growth Stock Trust	266,506,343	—	Daily	None
BlackRock U.S. Debt Index M Lending	56,136,424	—	Daily	None
BlackRock MSCI ACWI ex-US Index M Lending	137,781,664	—	Daily	None
BlackRock Russell 2500 Index M Lending	72,982,690	—	Daily	None
Capital Group Europacific Growth Trust (US) CL U2	108,816,999	—	Daily	None
NT/Goldman Sachs Collective Short Term Investment Fund	11,502,151	—	Daily	None
Wells Fargo Discovery CIT E2	100,550,611	—	Daily	None
Capital Group Target Retirement Fund 2010	6,334,480	—	Daily	None
Capital Group Target Retirement Fund 2015	8,835,425	—	Daily	None
Capital Group Target Retirement Fund 2020	34,565,053	—	Daily	None
Capital Group Target Retirement Fund 2025	63,936,982	—	Daily	None
Capital Group Target Retirement Fund 2030	83,140,341	—	Daily	None
Capital Group Target Retirement Fund 2035	81,696,323	—	Daily	None
Capital Group Target Retirement Fund 2040	76,536,602	—	Daily	None
Capital Group Target Retirement Fund 2045	56,829,887	—	Daily	None
Capital Group Target Retirement Fund 2050	39,685,067	—	Daily	None
Capital Group Target Retirement Fund 2055	21,893,452	—	Daily	None
Capital Group Target Retirement Fund 2060	7,681,699	—	Daily	None
Capital Group Target Retirement Fund 2065	2,557,878	—	Daily	None
Total Investments at NAV as a practical expedient	$1,640,638,315	$—

Kellogg Company
Savings and Investment Plan
Notes to Financial Statements
Years Ended December 31, 2022 and 2021

The major classes of investments of the Master Trust as of December 31, 2022 were as follows:

	Level 1	Level 2	Level 3	Total
Mutual funds	$203,574,466	$—	$—	$203,574,466
Separately Managed Fund - common stocks	95,824,362	—	—	95,824,362
Kellogg Company Stock	102,552,901	—	—	102,552,901
Investments at Fair Value	$401,951,729	$—	$—	$401,951,729
Investments measured at net asset value as a practical expedient*				1,276,607,743
Total Investments at fair value				1,678,559,472
Guaranteed investment contracts measured at contract value				365,199,544
Total Net Investments of the Master Trust				$2,043,759,016
The classes of investments of the Self directed brokerage account as of December 31, 2022 were as follows:

	Level 1	Level 2	Level 3	Total
Self Directed Brokerage Account	$26,093,881	$—	$—	$26,093,881
Investments at Fair Value	$26,093,881	$—	$—	$26,093,881

Kellogg Company
Savings and Investment Plan
Notes to Financial Statements
Years Ended December 31, 2022 and 2021

The major classes of investments of the Master Trust as of December 31, 2021 were as follows:

	Level 1	Level 2	Level 3	Total
Mutual funds	$309,222,264	$—	$—	$309,222,264
Separately Managed Fund - common stocks	99,994,639	—	—	99,994,639
Kellogg Company Stock	93,949,097	—	—	93,949,097
Investments at Fair Value	$503,166,000	$—	$—	$503,166,000
Investments measured at net asset value as a practical expedient*				1,640,638,315
Total Investments at fair value				2,143,804,315
Guaranteed investment contracts measured at contract value				376,863,827
Total Net Investments of the Master Trust				$2,520,668,142
The classes of investments of the Self directed brokerage account as of December 31, 2021 were as follows:

	Level 1	Level 2	Level 3	Total
Self Directed Brokerage Account	$26,699,454	$—	$9,984	$26,709,438
Investments at Fair Value	$26,699,454	$—	$9,984	$26,709,438
*In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amount presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefit.
7.    Kellogg Company Master Trust
The Plan has an interest in the net assets held in the Master Trust in which interests are determined on the basis of cumulative funds specifically contributed on behalf of the Plan adjusted for an allocation of income. Such income allocation is based on the Plan’s funds available for investment during the year.

Kellogg Company
Savings and Investment Plan
Notes to Financial Statements
Years Ended December 31, 2022 and 2021

Kellogg Company Master Trust net assets at December 31, 2022 and 2021 and the changes in net assets for the years ended December 31, 2022 and 2021 are as follows:
Kellogg Company Master Trust Schedule of Net Assets

	2022 Master Trust Balances	2022 Plan's Interest in Master Trust Balances
Investments at fair value
Money Market Funds	$7,363,060	$5,765,425
Common Stock - Kellogg Company	102,552,901	64,849,466
Commingled Funds/Collective trusts	1,269,244,639	1,056,438,286
Mutual Funds	203,574,510	171,961,027
Separately Managed Fund - common stocks	95,824,362	79,480,707
Investments at contract value
Guaranteed Investment Contracts	365,199,544	219,356,945
Total investments	2,043,759,016	1,597,851,856
Pending for securities purchased	(727,031)	(569,280)
Other receivables	1,078,588	844,556
Total assets	2,044,110,573	1,598,127,132
Other payables	(161,932)	(126,796)
Net Assets	$2,043,948,641	$1,598,000,336

	2021 Master Trust Balances	2021 Plan's Interest in Master Trust Balances

Investments at fair value
Money Market Funds	$11,502,151	$9,124,042
Common Stock - Kellogg Company	93,949,097	58,863,496
Commingled Funds/Collective trusts	1,629,136,164	1,355,880,068
Mutual Funds	309,222,264	263,890,209
Separately Managed Fund - common stocks	99,994,639	83,593,011
Investments at contract value
Guaranteed Investment Contracts	376,863,827	225,640,417
Total general investments	2,520,668,142	1,996,991,243
Other receivables	309,499	245,509
Total assets	2,520,977,641	1,997,236,752
Other payables	(131,514)	(104,323)
Net Assets	$2,520,846,127	$1,997,132,429

Kellogg Company
Savings and Investment Plan
Notes to Financial Statements
Years Ended December 31, 2022 and 2021

Kellogg Company Master Trust
Schedule of Changes in Net Assets Available for Benefits

	2022	2021
Earnings/(losses) on investments
Interest and dividends	$17,076,495	$15,698,326
Net appreciation/(depreciation) in fair value of investments
Common Stock - Kellogg Company	9,912,284	3,541,924
Commingled Funds/Collective Trusts	(330,287,243)	212,777,045
Mutual Funds	(70,722,135)	45,006,401
Separately Managed Fund - common stocks	(13,708,737)	17,861,787
Net appreciation/(depreciation)	(404,805,831)	279,187,157
Total earnings/(losses) on investments	(387,729,336)	294,885,483
Net transfer of assets out of investment accounts	(87,950,536)	(181,573,735)
Fees and commissions	(1,217,614)	(1,081,644)
Total distributions	(89,168,150)	(182,655,379)
Net change in net assets	(476,897,486)	112,230,104
Net assets
Beginning of Year	2,520,846,127	2,408,616,023
End of year	$2,043,948,641	$2,520,846,127

8.    Subsequent Event
On June 21, 2022, Kellogg Company announced its intent to separate its North American cereal business, via tax-free spin-off, resulting in two independent public companies. The spin-off is targeted to be completed during the fourth quarter of 2023. There will be no impact to the benefits of the Plan participant. Subsequent events have been evaluated by management through June 14, 2023, the date these financial statements were available to be issued.

Kellogg Company
Savings and Investment Plan EIN: 38-0710690, Plan No. 001
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2022

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
	*Participants	Loans, interest ranging 4.25-8.0%, with due dates at various times through October, 2037.	$18,774,938
	*Participants	Self directed brokerage accounts	$26,093,881
	*Parties-in interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KELLOGG COMPANY SAVINGS AND INVESTMENT PLAN
	By:	/s/ Joel Vanderkooi
Dated: June 14, 2023	Name: Title:	Joel Vanderkooi Vice President and Treasurer Kellogg Company

EXHIBIT INDEX

Exhibit Number	Document
23.1	Consent of Independent Registered Public Accounting Firm